Exhibit 99.2

VALENS SEMICONDUCTOR LTD.

(THE “COMPANY”)

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY

(THE “BOARD”)

I, the undersigned, shareholder of Valens Semiconductor Ltd. (the “Company”), hereby nominate, constitute and appoint Yoram Salinger, Chief Executive Officer of the Company and Yael Rozenberg, Interim Chief Financial Officer of the Company, and each of them as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, no par value per share of the Company (the “Shares”), which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, on July 30, 2026, at 2:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement, dated June 23, 2026, relating to the Meeting (the “Proxy Statement”). Subject to applicable law and the rules of NYSE, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting or any adjournment(s) or postponement(s) thereof for which the Board recommends a “FOR” vote.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.

Shareholders entitled to notice of and to vote at the Meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on June 29, 2026, the record date fixed by the Board for such purpose.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE OR VOTE OVER THE TELEPHONE OR INTERNET AS INSTRUCTED IN THESE MATERIALS IN ORDER TO ASSURE REPRESENTATION OF THESE SHARES. NO POSTAGE NEED TO BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT DOES NOT HAVE A CONFLICT OF INTEREST (I.E., THE UNDERSIGNED IS NOT AN “INTERESTED SHAREHOLDER”) IN THE APPROVAL OF PROPOSAL NO. 2, AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF SUCH PROPOSAL. IF YOU HAVE SUCH A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL NO. 2, PLEASE NOTIFY MS. KEREN SHMUELI-SIDI, GENERAL COUNSEL, AT 8 HANAGAR ST., HOD HASHARON 4501309, ISRAEL, TELEPHONE: +972 (9) 7626900, OR BY EMAIL AT KEREN.SHMUELISIDI@VALENS.COM

PLEASE SEE THE COMPANY’S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED AN “INTERESTED SHAREHOLDER”.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board’s recommendations.

(Continued and to be signed on the reverse side)

THE BOARD RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS.    PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE OR VOTE OVER THE TELEPHONE OR INTERNET AS INSTRUCTED IN THESE MATERIALS. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: ☒.

Proposal 1: To approve and ratify the election of Mr. Igal Rotem as Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until his successor is duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 2: To approve the Company’s Compensation Policy for Executive Officers and Directors, as detailed in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 3: To approve the re-appointment of Kesselman & Kesselman, registered public accounting firm, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT an Interested Shareholder. If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposal No. 2).

To change the address on your account, please check the box on the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

The undersigned acknowledges receipt of the Notice and Proxy Statement.

Date: ____________, ____
Signature of Shareholder
Date: ____________, ____
Signature of Shareholder (Joint Owners)

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.